Exhibit 99.1

BRILLIA INC AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2025 AND SEPTEMBER 30, 2025

	Note	As of March 31, 2025 (Audited)	As of September 30, 2025 (Unaudited)
		USD’000	USD’000
ASSETS
Non-current assets
Property, plant and equipment, net	4	136	173
Right-of-use assets	5	1,580	1,384
Other investments	6	1,000	1,000
Total non-current assets		2,716	2,557

Current assets
Inventories	7	7,281	7,455
Trade and other receivables	8	10,406	14,140
Amounts due from related parties	9	235	332
Income tax recoverable		67	67
Cash and cash equivalents	10	7,703	6,571
Total current assets		25,692	28,565

Total assets		28,408	31,122

LIABILITIES AND EQUITY

Non-current liabilities
Lease liabilities	11	1,299	1,100
		1,299	1,100
Current liabilities
Trade and other payables	12	5,393	11,168
Amount due to a director	13	3	—
Amount due to a shareholder	14	52	—
Amount due to a related parties	15	125	—
Lease liabilities	11	382	394
Income tax payable		3,080	3,258
Total current liabilities		9,035	14,820
Total liabilities		10,334	15,920

Capital and reserves
Share capital	16	13,848	13,848
Merger reserve	17	(5,913)	(5,913)
Translation reserve	18	(180)	232
Retained earning		10,303	7,019
		18,058	15,186

Non-controlling interests		16	16
Total shareholders’ equity		18,074	15,202

Total liabilities and equity		28,408	31,122

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BRILLIA INC AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

	Note	Predecessor One month from April 1, 2024 to April 30, 2024 (Unaudited)	Successor Five months from May 1, 2024 to September 30, 2024 (Unaudited)	Successor Six months ended September 30, 2024 (Unaudited)	Successor Six months ended September 30, 2025 (Unaudited)
		USD’000	USD’000	USD’000	USD’000
Revenue	19	4,666	22,758	27,424	24,596
Cost of materials		(2,536)	(12,554)	(15,090)	(13,180)
Contract manufacturers charges		(1,245)	(6,870)	(8,115)	(7,901)
Gross profit		885	3,334	4,219	3,515
Other income	20	7	48	55	89
Depreciation of property, plant and equipment		(3)	(19)	(23)	(24)
Depreciation of right-of-use assets		(38)	(191)	(229)	(205)
Employee benefit expense	21	(216)	(1,343)	(1,559)	(1,518)
Other expenses	22	(168)	(862)	(1,030)	(1,593)
Finance costs	23	(12)	(56)	(68)	(49)
Net gain on impairment of financial assets		—	74	74	4
Profit before income taxes		454	985	1,439	219
Income tax expenses	24	(87)	(220)	(307)	(178)
Profit for the financial period		367	765	1,132	41

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Gain on foreign currency translation				41	412
Other comprehensive income, net of tax				41	412
Total comprehensive income for the period				1,173	453

Profit attributable to:
Owners of the parent				1,130	41
Non-controlling interest				2	—
				1,132	41

Total comprehensive income attributable to:
Owners of the parent				1,171	453
Non-controlling interest				2	—
				1,173	453

Weighted average number of ordinary shares
basic and diluted	25			25,000,000	25,000,000
Earnings per share attributable to ordinary shareholders
basic and diluted	25			0.047	0.002

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BRILLIA INC AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

	Class A Number of outstanding shares	Class B Number of outstanding shares	Share capital	Merger reserve	Translation reserve	Retained earnings	Non- controlling interests	Total Shareholders’ equity
			USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Balance at April 1, 2024 (Audited)	25,000,000	5,625,000	6,661	(5,913)	(144)	7,488	12	8,104
Other comprehensive income	—	—	—	—	41	—	—	41
Net profit for the period	—	—	—	—	—	1,130	2	1,132
Balance at September 30, 2024 (Unaudited)	25,000,000	5,625,000	6,661	(5,913)	(103)	8,618	14	9,277

Balance at April 1, 2025 (Audited)	25,000,000	5,625,000	13,848	(5,913)	(180)	10,303	16	18,074
Other comprehensive income	—	—	—	—	412	—	—	412
Net profit for the period	—	—	—	—	—	41	—	41
Dividend paid	—	—	—	—	—	(3,325)	—	(3,325)
Balance at September 30, 2025 (Unaudited)	25,000,000	5,625,000	13,848	(5,913)	232	7,019	16	15,202

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BRILLIA INC AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

	Six months ended September 30, 2024 (Unaudited)	Six months ended September 30, 2025 (Unaudited)
	USD’000	USD’000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit for the financial period	1,439	219

Adjustments to reconcile net profit to net cash used in operating activities:
Depreciation of property, plant and equipment	23	24
Depreciation of right-of-use assets	229	205
Finance cost	68	49
Interest income	(59)	(70)
Net gain on impairment of financial assets	(74)	(4)
Unrealized gain on foreign currency exchange	(5)	—

Changes in operating assets and liabilities:
Inventories	(2,875)	(174)
Trade and other receivables	657	(3,827)
Trade and other payables	403	5,650
Income tax paid	(3)	—
Net cash (used in)/from operating activities	(197)	2,072

Investing activities
Interest income	59	70
Purchase of plant and equipment	(49)	(61)
Net cash from investing activities	10	9

Financing activities
Advances/(Repayment) from directors	3	(3)
Repayments to shareholders	(5)	(52)
Dividends paid	—	(3,325)
Payments of:
- Principal	(211)	(190)
- Interest	(68)	(49)
Net cash used in financing activities	(282)	(3,619)

Net decrease in cash and cash equivalents	(468)	(1,538)
Effects of exchange rate changes	(17)	406
Cash and bank balances at beginning of the financial period	6,383	7,703
Cash and bank balances at end of the financial period	5,898	6,571

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION

BrilliA Inc (the “Company”) was incorporated in the Cayman Islands on July 14, 2023 with registered office at WB Corporate Services (Cayman) Ltd., of P.O. Box 2775, 71 Fort Street, 3rd Floor, George Town, Grand Cayman KY1-1111, Cayman Islands while principal executive office of the Company at 220 Orchard Road Unit 05-01, Midpoint Orchard, Singapore 238852.

In order to facilitate the Company’s initial public offering, the Company had completed a series of reorganization transactions (the “Reorganization”) including the following:

As at April 1, 2021, Bra Pro Limited had 100 issued and outstanding ordinary shares. Messrs Shim Siang Fan and Chua Kok Guan each hold 50 shares in the Company.

On November 28, 2023, Bra Pro Limited allotted 49,900 shares to Messrs Shim Siang Fan of a consideration of US$49,900, of which a total of 41,176 shares were subsequently transferred to Messrs Salim Podiono, Nursalim Podiono and Kendrew Hartanto.

On April 30, 2024, the Company consummated the reorganization pursuant to a share exchange agreement with Messrs Shim Siang Fan, Kendrew Hartanto, Salim Podiono, and Nursalim Podiono who have assigned all of their ordinary shares in Bra Pro Limited to the Company in exchange for a total of 18,018,018 Class A shares in the Company. Accordingly, Bra Pro Limited became a 99.9% owned subsidiary of the Company and Messrs Chua Kok Guan holds the remaining 0.1% ordinary shares of the Company.

On November 29, 2024, the Company closed its initial public offering (“IPO”) of 2,500,000 ordinary shares, at par value of USD 0.00005. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-282056), which was initially filed with the U.S. Securities and Exchange Commission (“the SEC”) on September 12, 2024, and declared effective by the SEC on November 19, 2024. The ordinary shares were priced at USD 4.00 per share, and the offering was conducted on a firm commitment basis. The ordinary shares were previously approved for listing on The New York Stock Exchange (“NYSE”) and commenced trading under the ticker symbol “BRIA” on November 27, 2024.

Group reorganization

As part of the reorganization exercise, the Company was incorporated as a holding company merely to effect the reorganization of the entities Bra Pro Limited, BrilliA Holdings (Singapore) Pte. Ltd. and PT Mirae Asia Pasifik. As the Company does not meet the definition of a “business” in accordance with IFRS 3 Business Combinations, the acquisition of 99.99% equity interest in Bra Pro Limited by the Company through a share exchange agreement entered on 30 April, 2024, was not a business combination under IFRS 3 Business Combinations. Based on reverse acquisition accounting by analogy, Bra Pro Limited was identified as the accounting acquirer, while the Company was identified as the accounting acquiree. Consequently, upon completion of the acquisition, the transaction was accounted for in the consolidated financial statements of the legal parent (i.e. the Company) as a continuation of the financial statements of the legal subsidiary (i.e. Bra Pro Limited) based on historical values. The consolidation of the Company and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements. No deemed issue of shares by Bra Pro Limited under IFRS 2 and any resulting listing expenses are recognized, as the effective equity interests in Bra Pro Limited and the consolidated entity (i.e. the Company and Bra Pro Limited) held by original shareholder of the Company is approximately the same before and after the acquisition.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

1	GENERAL INFORMATION (cont.)

The group structure which represents the operating subsidiaries as of the reporting date is as follow:

Details of the Company and its subsidiaries (collectively, the “Group”) are shown in the table below:

Percentage of effective ownership
Name	Date of incorporation	Sep, 30 2025	Mar, 31 2025	Place of incorporation	Principal activities
		%	%
Held by the Company

Bra Pro Limited	December 14, 2011	99	99	British Virgin Islands	Sales and marketing of lingerie’s products
BrilliA Holdings (Singapore) Pte. Ltd.	December 5, 2023	100	100	Singapore	Investment holding
Bra Pro Private Limited	June 11, 2025	100	100	Singapore	Wholesale trade of a variety of goods, and research and development on natural sciences

Held through BrilliA Holdings (Singapore) Pte. Ltd.

PT Mirae Asia Pasifik	September 21, 2022	99	99	Republic of Indonesia	Design, procurement & production management, and logistics management in ladies’ intimates supply chain solution services

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2	GENERAL PRINCIPLES FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

ADOPTION OF NEW AND REVISED STANDARDS

In the current financial year, the Company has adopted all the new or revised IFRS Accounting Standards that are relevant to its operations. The adoption of these new/revised IFRS Accounting Standard and amendments to IFRS Accounting Standard does not result in substantial changes to the Company’s accounting policies and has no material effects on the amounts reported for the current or prior years.

At the date of this report, the management have considered and anticipated that the adoption of the IFRS/amendments to IFRS Accounting Standard issued but not yet effective until future periods will not have a material impact on the financial statements of the Company in the period of their initial adoption.

NEW AND REVISED IFRS IN ISSUE BUT NOT YET EFFECTIVE

The Group has not applied in advance the following accounting standards and/or interpretations (including the consequential amendments, if any) that have been issued by the IASB but are not yet effective for the current financial period:

IFRSs and/or IC Interpretations (Including The Consequential Amendments)	Effective Date
IFRS 19 Subsidiaries without Public Accountability: Disclosures	1 January 2027
IFRS 18 Presentation and Disclosure in Financial Statements	1 January 2027
Annual Improvements of IFRS Accounting Standards – Volume 11	1 January 2026
Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments	1 January 2026
Amendment to IAS 21 Lack of Exchangeability	1 January 2025
Amendments to IFRS 10 and IFRS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred

HISTORICAL COST CONVENTION

The financial statements have been prepared with the historical cost basis, except those as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis, except for leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36 Impairment of Assets.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2	GENERAL PRINCIPLES FOR THE PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

All intra-group balances, transactions, income and expenses are eliminated in full on combination and the combined financial statements reflect external transactions only.

The net assets of the combined entities or businesses are combined using the existing carrying amounts from the controlling party’s perspective. No amount is recognized in respect of goodwill or excess of the acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over the acquisition cost at the time of common control combination. All differences between the cost of acquisition (fair value of consideration paid) and the amounts at which the assets and liabilities are recorded, arising from common control combination, have been recognized directly in equity as part of the capital reserve.

The combined statements of profit or loss and other comprehensive income include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combined entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control combination.

BASIS OF PREPARATION

The unaudited interim consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below, and are drawn up in accordance with the provisions of the International Accounting Standards (“IAS”) 34 Interim Financing Reporting as issued by the International Accounting Standards Board (“IASB”).

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

BASIS OF CONSOLIDATION

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:

-	has power over the investee;

-	is exposed, or has rights, to variable returns from its involvement with the investee; and

-	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss from the date the Group gains control until the date when the Group ceases to control the subsidiary.

Profit or loss and each item of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the noncontrolling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2	GENERAL PRINCIPLES FOR THE PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

Non-controlling interests in subsidiaries are presented separately from the Group’s equity therein, which represent present ownership interests entitling their holders to a proportionate share of net assets of the relevant subsidiaries upon liquidation.

The net assets of the consolidated entities or businesses are consolidated using the existing carrying amounts from the controlling party’s perspective. No amount is recognized in respect of goodwill or excess of the acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over the acquisition cost at the time of reverse acquisition. All differences between the cost of acquisition (fair value of consideration paid) and the amounts at which the assets and liabilities are recorded, arising from reverse acquisition, have been recognized directly in equity as part of the capital reserve.

The consolidated statements of profit or loss and other comprehensive income include the results of each of the combining entities or businesses from the earliest date presented or since the date when the consolidated entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the reverse acquisition.

FUNCTIONAL AND PRESENTATION CURRENCY

Functional and presentation currency

Items included in the financial statements of the Company’s are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in United States Dollar (“USD”), which is the functional currency of the Company.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the statements of income (loss) and comprehensive income (loss) as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the statements of income (loss) and comprehensive income (loss) as other income (other expenses).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing the financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Estimates are based on historical experience and other factors, including expectations about future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

(i)	Judgements

Management is of the opinion that there are no instances of application of judgement expected to have a significant effect on the amounts recognized in the financial statements.

(ii)	Assumptions and estimation uncertainties

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the financial year that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2	GENERAL PRINCIPLES FOR THE PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

Impairment review of receivables

The management estimates the amount of loss allowance for expected credit loss (“ECL”) on receivables based on the changes in credit risk. The loss allowance amount is measured as the asset’s carrying amount and the present value of estimated future cash flows with the consideration of expected future credit losses. The assessment of the credit risk involves high degree of estimation and uncertainty. When the actual future cash flows are less than expected or more than expected, a material impairment loss or a material reversal of impairment loss may arise.

Allowances for inventories

Management determines whether an allowance is required for inventories obsolescence or slow-moving stock or for any shortfall in net realizable value of inventories by reviewing the inventory listing on a periodic basis. The review involves an analysis of the inventories ageing, a comparison of the carrying value of the inventory items with the respective net realizable value as well as the forecasted demand for the inventories. Arising from the review, management sets up the necessary allowance for obsolete and slow-moving inventories or for any short fall in the net realizable value of the inventories.

Depreciation of property, plant and equipment

The Company’s property, plant and equipment are depreciated on a straight-line basis over their useful lives. Useful lives of these assets are estimated by management based on common life expectancies and usage level of the Company. Changes in the expected level of usage could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised

Income taxes

Significant judgement is required in determining the tax allowances, deductibility of certain expenses and taxability of certain income during the estimation of the provision for income taxes. There are transactions during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes tax liabilities based on estimates of whether additional taxes would be due. Where the final tax outcome is different from the amounts that were initially recorded, such differences would impact the income tax and deferred tax provisions in the period in which such determination is made.

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are tangible assets that are held for use in the production or supply of goods or services, or for administrative purposes. Property, plant and equipment are stated in the statements of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Costs include any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, for qualifying assets, borrowing costs capitalized in accordance with the Company’s accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized to allocate the cost of assets less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Depreciation is charged to allocate the cost of assets, over their estimated useful lives, using the straight-line method, on the following bases:

Computer equipment	4 years straight line
Motor Vehicles	8 years straight line
Furniture and Fittings	4 years straight line
Machinery and equipment	4 years straight line

LEASES

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified on or after the date of initial application of IFRS 16 or arising from business combinations, the Company assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

The Company as a lessee

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to leases of motor vehicles that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis or another systematic basis over the lease term.

Right-of-use assets

The cost of right-of-use asset includes:

●	the amount of the initial measurement of the lease liability;

●	any lease payments made at or before the commencement date, less any lease incentives received;

●	any initial direct costs incurred by the Company; and

●	an estimate of costs to be incurred by the Company in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

Right-of-use assets in which the Company is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term are depreciated from commencement date to the end of the useful life.

Otherwise, right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

The Company presents right-of-use assets as a separate line item on the statements of financial position.

Refundable rental deposits

Refundable rental deposits paid are accounted under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Lease liabilities

At the commencement date of a lease, the Company recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable by the Company under residual value guarantees;

●	the exercise price of a purchase option if the Company is reasonably certain to exercise the option; and

●	payments of penalties for terminating a lease, if the lease term reflects the Company exercising an option to terminate the lease.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Company remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

●	the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

●	the lease payments change due to changes in market rental rates following a market rent review/expected payment under a guaranteed residual value, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

The Company presents lease liabilities as a separate line item on the statements of financial position.

IMPAIRMENT OF NON-FINANCIAL ASSETS

At the end of the reporting period, the Company reviews the carrying amounts of its property, plant and equipment and right-of-use assets to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).

The recoverable amount of property, plant and equipment and right-of-use assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Company compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in-first-out basis. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

PROVISIONS

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle that obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions for legal claims, service warranties and one-time termination benefits for certain employees are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date/settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss (“FVTPL”)) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortized cost:

●	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(i)	Amortized cost and interest income

Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost and debt instruments/receivables subsequently measured at fair value through other comprehensive income (“FVTOCI”). Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset.

Impairment of financial assets subject to impairment assessment under IFRS 9

The Company performs impairment assessment under ECL model on financial assets (including trade and other receivables and loan receivables) which are subject to impairment assessment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Company always recognizes lifetime ECL for trade receivables. For all other instruments, the Company measures the loss allowance equal to 12-month ECL, unless there has been a significant increase in credit risk since initial recognition, in which case the Company recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)	Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

●	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

●	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

●	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

●	an actual or expected significant deterioration in the operating results of the debtor;

●	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Company presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 120 days past due, unless the Company has reasonable and supportable information that demonstrates otherwise.

Despite the foregoing, the Company assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the debt instrument is determined to have low credit risk at the reporting date. A debt instrument is determined to have low credit risk if (i) it has a low risk of default, (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and (iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

The Company regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

In order to minimize the credit risk, management of the Company has created a team responsible for the determination of credit limits and credit approvals for customers.

(ii)	Definition of default

The Company considers for internal credit risk management purposes and based on historical experience, that an event of default to have occurred when there is information obtained from internal or external sources that indicates the debtor is unlikely to pay its creditors, including the Company.

(iii)	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. These events include evidence that there is significant financial difficulty of the debtors or it is becoming probable that the debtor will enter bankruptcy.

(iv)	Write-off policy

The Company writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, e.g., when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)	Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e., the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate.

If the Company has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Company measures the loss allowance at an amount equal to 12-month ECL at the current reporting date.

The Company recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity

Classification as debt or equity

Financial liabilities and equity instruments issued by the Company are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities including trade and other payables, and borrowings are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost, using the effective interest method, with interest expense recognized on an effective yield basis, except for short-term payables when the recognition of interest would be immaterial.

Interest-bearing loans are initially recognized at fair value, and are subsequently measured at amortized cost, using the effective interest method.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

REVENUE RECOGNITION

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. the Company uses a five-step approach to recognize revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

The Company recognizes revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the services underlying the particular performance obligations is transferred to clients.

A performance obligation represents a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same.

Control is transferred overtime and revenue is recognized overtime by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the client simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

●	the Company’s performance creates or enhances an asset that the client controls as the asset is created or enhanced; or

●	the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct service.

The Company recognizes revenue from the following major sources:

●	Sales of goods;

●	Service fees.

Sales of goods

The Company sales of lady lingerie both to the international brands and retailers. The Company will typically receive purchase orders from its customers which will set forth products design, quantity to be delivered, the transaction price, terms of delivery and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at their location at which point title to that asset passes to the customer. Revenue is recognized at a point in time when control of the goods has transferred, being when the goods have been shipped to the customer according to respective orders’ shipping terms. There are no long standing contracts with these brands and retailers.

Services for order management solution

The Company recognizes revenue from delivery of its in-house management solutions for the ladies’ intimates supply chain to customers. The company acts as an appointed agent, providing management services from order allocation to CMTP (cut, manufacturing, trimming, and packing) contract manufacturers, logistics arrangements for export of the finished goods to the specified location as instructed by the customer. The service fees are determined based on an agreed percentage of the exported value of the goods on an order-by-order basis. The revenue was recognized at the point when the customer goods are exported according to the sales order shipping terms where the Company performance obligations are satisfied.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Service for samples preparation

The company recognizes revenue from the preparation of ladies’ intimates samples in accordance with customers’ specifications. Revenue from sample preparation is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the company expects to be entitled in exchange

INTEREST INCOME

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

TAXATION

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit/(loss) before tax because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

EMPLOYEE BENEFITS

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

(a)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)	Employee leave entitlement

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(c)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably

CASH AND CASH EQUIVALENTS

For the purpose of presentation in the statements of cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions which are subject to an insignificant risk of change in value.

SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

RESERVES

Retained earnings

Retained earnings comprise the cumulative net profits recognized in the Company’s statements of profit or loss.

RELATED PARTIES

A person, or a close member of that person’s family, is related to the Company if that person:

(i)	has control or joint control over the Company;

(ii)	has significant influence over the Company ; or

(iii)	is a member of the key management personnel of the Company or the Company’s parent.

An entity is related to the Company if any of the following conditions applies:

The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(i)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of the Company of which the other entity is a member).

Both entities are joint ventures of the same third party.

(ii)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(iii)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company.

The entity is controlled or jointly controlled by a person identified in (a).

(iv)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)	The entity, or any member of entity’s group which it is a part, provides key management personnel services to the Company or to the Company’s parent. Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

EARNINGS PER SHARE

The Company presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

SEGMENT REPORTING

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Company’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Company’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

4	PROPERTY, PLANT AND EQUIPMENT

	Computer equipment	Motor Vehicle	Furniture and Fittings	Machinery and Equipment	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Cost

As at April 1, 2024	95	106	37	62	300
Additions	10	—	21	41	72
Transfer	—	22	—	—	22
Exchange differences	(4)	(4)	(2)	(3)	(13)
As at March 31, 2025	101	124	56	100	381

As at April 1, 2025	101	124	56	100	381
Additions	7	—	26	28	61
Transfer	—	—	—	—	—
Exchange differences	—	—	—	—	—
As at September 30, 2025	108	124	82	128	442

Accumulated depreciation

As at April 1, 2024	(70)	(84)	(20)	(28)	(202)
Depreciation charge	(12)	(16)	(9)	(10)	(47)
Transfer	—	(7)	—	—	(7)
Exchange differences	3	5	5	(2)	11
As at March 31, 2025	(79)	(102)	(24)	(40)	(245)

As at April 1, 2025	(79)	(102)	(24)	(40)	(245)
Depreciation charge	(6)	(5)	(5)	(8)	(24)
Transfer	—	—	—	—	—
Exchange differences	—	—	—	—	—
As at September 30, 2025	(85)	(107)	(29)	(48)	(269)

Carrying amount

As at March 31, 2025 (Audited)	22	22	32	60	136
As at September 30, 2025 (Unaudited)	23	17	53	80	173

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5	RIGHT-OF-USE ASSETS

	Motor Vehicle	Office premise	Total
	USD’000	USD’000	USD’000
Cost

As at April 1, 2024	24	—	24
Addition	—	1,979	1,979
Derecognition upon expiry of lease tenure	(22)	—	(22)
Exchange differences	(2)	—	(2)
As at March 31, 2025	—	1,979	1,979

As at April 1, 2025	—	1,979	1,979
Exchange differences	—	10	10
As at September 30, 2025	—	1,989	1,989

Accumulated depreciation

As at April 1, 2024	(7)	—	(7)
Depreciation charge	—	(412)	(412)
Transfer	7	—	7
Exchange differences	—	13	13
As at March 31, 2025	—	(399)	(399)

As at April 1, 2025	—	(399)	(399)
Depreciation charge	—	(205)	(205)
Exchange differences	—	(1)	(1)
As at September 30, 2025	—	(605)	(605)

Carrying amount

As at March 31, 2025 (Audited)	—	1,580	1,580
As at September 30, 2025 (Unaudited)	—	1,384	1,384

The right-of-use assets represent non-cancellable operating lease agreements entered into by the Company for the use of motor vehicle and office premises. Lease agreement for rent of office premises are entered into with Salim Podiono, who is the shareholder and Commissioner of the Company. The principal depreciation period are as follows:

Office premises (Note 23)	over the lease period of 5 years
Motor vehicle	over the lease period of 2 years

6	OTHER INVESTMENTS

	As of March 31, 2024 (Audited)	As of September 30, 2025 (Unaudited)
	USD’000	USD’000
Investment in financial assets measure at FVTPL	1.000	1,000

Investment in financial assets measured at fair value through profit or loss (FVTPL). The company invested in a portfolio of quoted shares and bonds which are held for trading. The investments are measured at fair value, with any gains or losses arising from changes in fair value (including dividends received and interest received) are recognized in ‘Other gains and losses’ in profit or loss. Fair value of quoted instruments was determined by reference to the exchange quoted market price at the close of business on the reporting date. The fair value of quoted instruments of the Company was categorized at Level 1 in the fair value hierarchy. There is no transfer between levels in the fair value hierarchy during the financial year.

Sensitivity analysis of other investments

A changes of 5% in market price of the other investments, assuming all other variables constant, at the end of the reporting period would result in the profit net of tax of the company to be higher/(lower) by USD 50 thousand, arising as a result of higher/(lower) fair value gains on other investments classified at fair value through profit or loss.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

7	INVENTORIES

	As of March 31, 2025 (Audited)	As of September 30, 2025 (Unaudited)
	USD’000	USD’000
Raw materials	3,167	6,298
Work-in-progress	1,571	318
Finished goods	2,543	839
	7,281	7,455

The cost of inventories recognized as expenses and included in “cost of material” and “sub-contractor charges”, line items in profit or loss. Contract manufacturers charges are the costs to produce ladies’ undergarments based on CMTP (Cutting, Manufacturing, Trimming and Packaging) term with pre-determined rate. Cost of material charged to profit or loss for the financial period September 30, 2024 and 2025 USD15,090 thousand and USD 13,180 thousand respectively. Contract manufacturers charges recognized in profit or loss for the financial year September 30, 2024 and 2025 was USD8,115 thousand and USD7,901 thousand respectively.

8	TRADE AND OTHER RECEIVABLES

	Note	As of March 31, 2025 (Audited)	As of September 30, 2025 (Unaudited)
		USD’000	USD’000
Trade receivables – third parties	(a)	7,833	5,552
Less: Impairment losses		(283)	(279)
		7,550	5,273

Other receivables – third parties	(b)	26	64
Other receivables – related party		—	200
Deposits – third parties		209	222
Loan – third parties		—	150
Prepayments – third parties	(c)	252	609
Advances to contract manufacturers – third parties		2,369	7,622
		2,856	8,867

Total trade and other receivables		10,406	14,140

Movement in the above impairment losses:

Beginning balances		279	283
Charge for the financial year(c)		4	(4)
Ending balance		283	279

(a)	Trade receivables are non-interest bearing and the normal credit terms granted by the Company is 30 to 90 days (March 31, 2025: 30 to 90 days). They are recognized at their original invoice amounts, which represent their fair values on initial recognition.
(b)	Other receivables from third parties consist mainly of advances to contract manufacturers. The Company expected to be offset with contract manufacturers charges in the next 12 months.
(c)	Prepayments from third parties consist mainly of the cost of installation of Enterprise Resource Planning (ERP) system and prepaid insurances.
(d)	The ageing analysis of trade receivables of the Company are as follows:

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8	TRADE AND OTHER RECEIVABLES (cont.)

	Expected credit loss rate (%)	Gross	Impairment loss	Net
		USD’000	USD’000	USD’000
At March 31, 2025
Current	4.73%	5,389	(255)	5,134
> 30 days past due	—	1,079	—	1,079
> 60 days past due	0.09%	859	(5)	854
> 90 days past due	0.43%	506	(23)	483
Total	5.25%	7,833	(283)	7,550

	Expected credit loss rate (%)	Gross	Impairment loss	Net
		USD’000	USD’000	USD’000
At September 30, 2025
Current	3.19%	4,136	(132)	4,004
> 30 days past due	0.58%	371	(24)	347
> 60 days past due	1.55%	300	(64)	236
> 90 days past due	1.43%	745	(59)	685
Total	6.75%	5,552	(279)	5,273

As part of the Company’s credit risk management, the Company assesses the impairment for its customers based on different group of customers which share common risk characteristics that are representative of the customers’ abilities to pay all amounts due in accordance with the contractual terms.

Loss allowance for trade receivables has been measured at an amount equal to the lifetime ECL. The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, and where relevant general economic conditions of the industry in which the debtors operate.

As the Company’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between the Company’s different customer base.

There has been no change in the estimation techniques or significant assumptions made during the current reporting period. A trade receivable is written off when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery.

Information of financial risks of the trade and other receivables were disclosed in Note 28 to the financial statements.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9	AMOUNTS DUE FROM/(TO) RELATED PARTIES

Amounts due from/(to) related parties represent unsecured advances, which are non-interest bearing and repayable within the next twelve (12) months.

As at end of reporting period, management considers the ECL for amounts due from related parties is insignificant. Information of financial risks of the amounts due from/(to) related parties were disclosed in Note 28 to the financial statements.

10	CASH AND CASH EQUIVALENTS

	As of March 31, 2025 (Audited)	As of September 30, 2025 (Unaudited)
	USD’000	USD’000
Cash and bank balances	1,606	5,460
Fixed deposits	6,097	1,111
	7,703	6,571

The above balances that are not denominated in the functional currency are as follows:

	As of March 31, 2025 (Audited)	As of September 30, 2025 (Unaudited)
	USD’000	USD’000
Hong Kong Dollar	82	69
Indonesia Rupiah	44	37
Euro	98	87
Singapore Dollar	18	15

As at end of reporting period, management considers the ECL for cash and cash equivalents is insignificant. Information of financial risks of the cash and cash equivalents were disclosed in Note 28 to the financial statements.

11	LEASE LIABILITIES

	As of March 31, 2025 (Audited)	As of September 30, 2025 (Unaudited)
	USD’000	USD’000
Maturity analysis
Year 1	473	474
Year 2	473	474
Year 3	473	474
Year 4	473	237
Year 5	—	—
Less: Future interest expense	(211)	(165)
	1,681	1,494

Analyzed as:
Current	382	394
Non-current	1,299	1,100
	1,681	1,494

The Company leases office premises for the purpose of its operations for management for lease terms of 5 years.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11	LEASE LIABILITIES (cont.)

The movements of lease liabilities during the financial period are as follows:

	As of March 31, 2025 (Audited)	As of September 30, 2025 (Unaudited)
	USD’000	USD’000
B/f	—	1,681
Interest charged for the period	116	49
Additions	2,043	—
Exchange differences	(1)	3
Payments of:
- Principal	(361)	(190)
- Interest expense	(116)	(49)
C/f	1,681	1,494

The Company determines the lease term of a lease as the non-cancellable period of the lease. Any differences in expectations from the original estimates would impact the carrying amounts of the lease liabilities of the Company. The lease payments are discounted using the annual incremental borrowing rates of the Company is 6.25% (March 31, 2025: 6.25% to 10.40%).

Expenses relating to leases of low-value assets and short-term leases (included in other expenses) are as follows:

	For the six months ended
	September 30, 2024 (Unaudited)	September 30, 2025 (Unaudited)
	USD’000	USD’000
Rental expenses on:
Equipment	1	1
Premises	4	27
	5	28

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value leases. Lease payments relating to these leases are expensed to unaudited interim statements of income on a straight-line basis over the lease term.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

12	TRADE AND OTHER PAYABLES

	As of March 31, 2025 (Audited)	As of September 30, 2025 (Unaudited)
	USD’000	USD’000
Trade payables – third parties	3,290	7,555
Other payables – third parties	506	448
Other tax payable	46	18
VAT payable	148	77
Accruals	1,403	3,070
Total trade and other payables	5,393	11,168

Trade payables are non-interest bearing and the normal credit terms granted to the Company ranged from 30 to 60 days (March 31, 2025: 30 to 60 days) from the date of invoice.

Other payables consist with payable to a third party and advance payments. Both account balance are expected to be paid or satisfy the performance within in the next 12 months and interest free.

Accruals consist mainly of accrued commission charged, accrued service fees and provisions for staff severance.

Information of financial risks of the trade and other payables were disclosed in Note 28 to the financial statements.

13	AMOUNT DUE TO A DIRECTOR

Amount due to a director represents unsecured advances, which are non-interest bearing and repayable within the next twelve (12) months.

Information of financial risks of the amounts due to a director were disclosed in Note 28 to the financial statements.

14	AMOUNT DUE TO A SHAREHOLDER

Amount due to a shareholder represents unsecured advances, which are non-interest bearing and repayable within the next twelve (12) months.

Information of financial risks of the amounts due to a shareholder were disclosed in Note 28 to the financial statements.

15	AMOUNT DUE TO RELATED PARTIES

Amount due to related parties represents unsecured advances, which are non-interest bearing and repayable within the next twelve (12) months.

Information of financial risks of the amounts due to a shareholder were disclosed in Note 28 to the financial statements.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

16	SHARE CAPITAL

(a) Ordinary shares

The authorized share capital is US$50,000 divided into 1,000,000,000 shares, comprising 900,000,000 Class A Shares, par value US$0.00005 per share, and 100,000,000 Class B Shares, par value US$0.00005 per share. The paid-up ordinary shares carry one vote per share and carry a right to dividends as and when declared by the Company.

On August 8, 2024, the Company gave effect to a forward split to Class A shares and Class B shares at a ratio of 1-for-2 and, immediately following this, a surrender of 17,500,000 Class A Shares and 4,375,000 Class B Shares. Following this, 22,500,000 Class A Shares and 5,625,000 Class B Shares remain issued and outstanding. Total number of Class A Shares will be 25,000,000 upon completion of initial public offering of 2,500,000 Class A Shares. Class A Shares with a par value of USD 0.00005 and entitle to one (1) vote per share. Class B Shares with a par value of $0.00005 and entitled to twenty (20) votes per share.

On April 30, 2024, the Company consummated the reorganization pursuant to a share exchange agreement with Messrs Shim Siang Fan, Kendrew Hartanto, Salim Podiono, and Nursalim Podiono who have assigned all of their ordinary shares in the BP to the Company in exchange for a total of 18,018,018 Class A shares in the Company. Accordingly, BP became a 99.9% owned subsidiary of the Company and Mr. Chua Kok Guan holds the remaining 0.1% of BP.

On April 30, 2024, the Company executed the acquisition of BrilliA Singapore pursuant to a share swap arrangement in which Messrs. Salim and Nursalim Podiono who has assigned 100% of their shares in BrilliA Singapore to the Company in exchange for a total of 1,981,982 Class A shares in the Company. As a result of the reorganization, the PT MAP became a 99.99% indirectly owned subsidiary of the Company through BrilliA Singapore, and Messrs Salim Podiono holds the remaining 0.01% shares of PT MAP.

On November 29, 2024, the Company closed its initial public offering (“IPO”) of 2,500,000 ordinary shares pursuant to its registration statement on Form F-1 (File No. 333-282056), which was initially filed with the U.S. Securities and Exchange Commission (“the SEC”) on September 12, 2024, and declared effective by the SEC on November 19, 2024. The ordinary shares were priced at USD 4.00 per share. The ordinary shares were previously approved for listing on The New York Stock Exchange (“NYSE”) and commenced trading under the ticker symbol “BRIA” on November 27, 2024. The Company raised USD 10,000 thousand in gross proceeds from its initial public offering, before deducting underwriting discounts and other related expenses. The Company received net proceeds of USD 7,187 thousand after deduction of USD 2,813 thousand of offering costs.

(b) Warrants

In connection with the closed of IPO of 2,500,000 Class A Ordinary Shares with USD 4.00 per shares on November 29, 2024 and listing on the NYSE, the Company had issued Alliance Global Partners, the lead managing underwriter for IPO, to purchase a total of 125,000 Class A Ordinary Shares (“Representative’s Warrants”) which is equal to five percent (5%) of the transaction share amounts The Representative’s Warrants are exercisable at any time and from time to time from and after the 180th day from the date of effective of the registration statement (“Form F-1”) through and including the five (5) year anniversary of the date of effectiveness of the Form F-1. We valued the warrants issued during the year ended September 30, 2025 using the Binomial option pricing model at a value of $131,721 (March 31, 2025: $307,737). The assumptions used in determining the fair value of the warrants were as follows:

	As of March 31, 2025 (Audited)	As of September 30, 2025 (Unaudited)
	USD’000	USD’000

Expected term in years	5 years	5 years
Risk-free interest rate	4.45%	4.25%
Annual expected volatility	81.00%	81.00%
Dividend yield	0.00%	0.00%

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

16	SHARE CAPITAL (Cont.)

Activity related to the warrants for the period ended September 30, 2025 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding, March 31, 2025	125,000	$5.20
Activity during the period ended September 30, 2025	-	-
Outstanding, September 30, 2025	125,000	$5.20
Exercisable, end of period (1)	-	$-	4.16	$132,239

The warrants are exercisable after 180 days after effective of registration statement.

17	MERGER RESERVE

The merger reserve represents effects of changes in ownership interests in subsidiaries when there is no change in control. Under merger accounting, the assets, liabilities, revenue, expenses and cash flows of all the entities within the Group are combined after making such adjustments as are necessary to achieve consistency of accounting policies. This manner of presentation reflects the economic substance of combining companies, which were under common control throughout the relevant period, as a single economic enterprise.

18	TRANSLATION RESERVE

The translation reserve comprises all foreign exchange differences arising from the translation of the consolidated financial statements of foreign operations whose functional currency is different from that of the Group’s presentation currency and is non-distributable.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

19	REVENUE

	For the six months ended
	September 30, 2024 (Unaudited)	September 30, 2025 (Unaudited)
	USD’000	USD’000
Recognized at point in time:
Sales of goods	27,292	24,543

Recognized over time:
Rendering of services	—	53
Services for order management solution	132	—
Recognized at point in time:	27,424	24,596

Sales of goods by product:

	For the six months ended
	September 30, 2024 (Unaudited)		September 30, 2025 (Unaudited)
	USD’000	%	USD’000	%
Brassiere	24,205	88.7	20,360	83.0
Top	761	2.8	626	2.6
Panty	654	2.4	1,495	6.1
Bodysuit	1,053	3.9	1,212	4.9
Swimsuit	115	0.4	386	1.6
Dress	28	0.1	—	—
Others	476	1.7	464	1.9
	27,292	100.0	24,543	100.0

Sales of goods and services by geographical locations:

	For the six months ended
	September 30, 2024 (Unaudited)		September 30, 2025 (Unaudited)
	USD’000%		USD’000%
North America	23,550	85.9	20,359	82.8
European	2,437	8.9	2,364	9.6
Asia Pacific	1,308	4.8	1,623	6.6
Latin America	46	0.2	114	0.5
Middle East	11	0.0	28	0.1
Others	72	0.3	108	0.4
	27,424	100.0	24,596	100.0

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

20	OTHER INCOME

	For the six months ended
	September 30, 2024 (Unaudited)	September 30, 2025 (Unaudited)
	USD’000	USD’000
Bank interest income	59	70
Samples income /(loss)	(4)	19
	55	89

21	EMPLOYEE BENEFIT EXPENSES

	For the six months ended
	September 30, 2024 (Unaudited)	September 30, 2025 (Unaudited)
	USD’000	USD’000
Salary	1,440	1,390
Allowance	100	100
Severance	1	1
Others	18	27
	1,559	1,518

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

22	OTHER EXPENSES

Included within other expenses are the following expenses:

	For the six months ended
	September 30, 2024 (Unaudited)	September 30, 2025 (Unaudited)
	USD’000	USD’000
Audit fee	—	170
Bank charge	24	28
Bank interest	156	132
Brokerage fee	—	2
Catering fee	55	57
Courier	101	115
Entertainment	57	71
Exchange rate	(40)	(13)
Expat licensing fees	2	1
Freight export	2	14
General and admin	20	19
Insurance	85	77
Lab fee	12	11
Lab test	7	6
License fee	47	46
Material purchase	2	—
Motor vehicle	9	9
Other expenses	43	75
Other tax expense	1	4
Other tax expense (for commission)	171	201
Penalty	—	3
Processing fee	—	2
Professional fee	37	234
Rental - copier	1	1
Rental - office and apartment	4	27
Repair and maintenance	18	13
Service fee	39	—
Stationery	4	4
Tax retainer fee	—	17
Transportation	8	10
Travelling	141	232
Utilities	24	25
	1,030	1,593

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

23	FINANCE COSTS

	For the six months ended
	September 30, 2024 (Unaudited)	September 30, 2025 (Unaudited)
	USD’000	USD’000
Interest expense on:
- lease liabilities	68	49

24	INCOME TAX EXPENSES

	For the six months ended
	September 30, 2024 (Unaudited)	September 30, 2025 (Unaudited)
	USD’000	USD’000
Current tax expense based on profit for the financial year	307	178

Tax expense is calculated at the rate prevailing in the respective jurisdictions of the Company’s operations.

The numerical reconciliations between the tax expense and the product of accounting profit multiplied by the applicable tax rates of the Company are as follows:

	For the six months ended
	September 30, 2024 (Unaudited)	September 30, 2025 (Unaudited)
	USD’000	USD’000
Profit before income taxes	1,439	219
Tax at statutory tax rate	291	183
Tax effects in respect of :
- Non-deductible expenses	16	(5)
	307	178

25	EARNINGS PER SHARE

(a)	Basic

Basic earnings per ordinary share for the financial year ended are calculated by dividing earnings for the financial year attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the financial year.

	For the six months ended
	September 30, 2024 (Unaudited)	September 30, 2025 (Unaudited)
	USD’000	USD’000
Profit for the financial year attributable to the owners of the Company	1,132	41
Weighted average number of ordinary shares in issue	25,000,000	25,000,000
Basic earnings per ordinary share	USD 0.047	USD 0.002

(b)	Diluted

Diluted earnings per ordinary share for the financial year is calculated by dividing the profit for the financial period attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the financial period adjusted for the effects of dilutive potential ordinary shares.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

26	RELATED PARTY TRANSACTIONS

Nature of relationships with related parties:

Name	Relationship with the Company
PT Star Alliance Intimates	Mr. Kendrew Hartanto has a 39.11% shareholding in the company.
SCP International	Mr. Koh Wah Seng Philip is a Director (appointed from December 21, 2022) and has a 82% shareholding in the company.
LGK Hong Kong Ltd.	Mr. Shim Siang Fan is a director and has a 100% shareholding in the company.
PT FGX Indonesia	Mr. Nursalim Podiono has a 99.9% shareholding in the company.
PT Sinar Klaten Makmur	Mr. Nursalim Podiono has a 99.36% shareholding in the company.
PT Diana Mode Indonesia	A company where Mr. Salim Podiono and Mr. Nursalim Podiono are both directors and each have a 25% shareholding in the company.
PT Diana Retail Indonesia	Mr. Halim Podiono, a sibling of Salim Podiono has a 95% shareholding in the company.
PT Gunung Mas International	Mr. Taslim Podiono, a sibling of Salim Podiono and Nursalim Podiono, has a 55% shareholding in the company
Lejaby Maison De Creation	Mr. Salim Podiono has 100% shareholding in the company.
Mr. Salim Podiono	Chairman of the board of directors and controlling shareholder of the Company.
Mr. Nursalim Podiono	Shareholder of 9.4% of the issued Class A Shares in the Company.
Mr. Shim Siang Fan	Shareholder of 14.2 % of the issued Class A Shares in the Company.

Related party transactions:

The related parties had transactions for the six months ended September 30, 2024 and 2025 consist of the following:

			For the six months ended
Name	Nature	Description	September 30, 2024 (Unaudited)	September 30, 2025 (Unaudited)
			USD’000	USD’000
PT Star Alliance Intimates	Trade	CMT charges and related direct costs	2,035	1,358
Mr. Salim Podiono	Trade	Rental expense and service charge	268	157
Lejaby Maison De Creation	Trade	Sales of goods	—	430
PT Diana Retail Indonesia	Trade	Sales of goods	—	227
PT Gunung Mas International	Non-trade	License fee	47	46

The balances with related parties as at March 31, 2025 and September 30, 2025 are as follows:

	Nature of transactions	As of March 31, 2025 (Audited)	As of September 30, 2025 (Unaudited)
		USD’000	USD’000
Amounts due from related parties
PT Star Alliance Intimates	Trade	235	696

Trade receivables and other receivables
PT Diana Retail Indonesia	Trade	601	588

Trade payable and other payables
LGK HongKong Ltd	Trade	125	—

Amount due to shareholder
Shim Siang Fan	Non-trade	52	—

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

26	RELATED PARTY TRANSACTIONS (cont.)

Compensation of key management personnel

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, including any Director (whether executive or otherwise) of the Company.

The remuneration of the Directors of the Company during the financial year were as follows:

The remuneration of the Directors and Commissioner of the Company during the financial period were as follows:

	For the six months ended
	September 30, 2024 (Unaudited)	September 30, 2025 (Unaudited)
	USD’000	USD’000
Salary and wages	401	213
Directors’ fees	250	265
Allowance	24	5
	675	483

27	FINANCIAL INSTRUMENTS

Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	As of March 31, 2025 (Audited)	As of September 30, 2025 (Unaudited)
	USD’000	USD’000
Financial assets

Financial assets at amortized cost
Trade and other receivables, net prepayment	10,155	13,467
Amounts due from related parties	235	332
Cash and cash equivalents	7,703	6,571
	18,093	20,370
Financial liabilities

Financial liabilities at amortized cost
Trade and other payables	5,393	11,168
Amount due to related parties	125	—
Amount due to a director	3	—
Amount due to a shareholder	52	—
Lease liabilities	1,681	1,494
	7,254	12,662

(a)	Methods and assumptions used to estimate fair value

The carrying amounts of financial assets and financial liabilities, such as trade and other receivables, amounts due from related parties, trade and other payables, amount due to a director and amount due to a shareholder are reasonable approximation of fair value due to their short-term nature.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

28	CAPITAL AND FINANCIAL RISK MANAGEMENT

Capital management

The capital structure of the Company mainly comprises share capital and retained profit. The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and meet obligations when they fall due.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions. The management considers the cost of capital and the risk associated with each class of capital. The Company may adjust dividend payments to shareholders, return capital to shareholders, or issue new shares. No changes were made to the objectives, policies, or processes during the financial period ending September 30, 2024, and September 30, 2025.

The Company is not subject to any other externally imposed capital requirements.

As of date of this report, the management has reviewed and concluded that there are no material uncertainties related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern.

(c)	Financial risk management

The financial risk management objective of the Company is to optimize value creation for shareholders whilst minimizing the potential adverse impact arising from liquidity and cash flow risk, interest rate risk, credit risk and foreign currency risk.

The Directors of the Company review and agree policies and procedures for the management of these risks, which are executed by the management of the Company. It is, and has been the policy of the Company, throughout the current and previous financial year that no derivatives shall be undertaken.

The following sections provide details regarding the exposure of the Company to the above mentioned financial risks and the objectives, policies and processes for the management of these risks.

(i)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s credit risk is primarily attributable to its cash and cash equivalents, other receivables, amount due from shareholders and trade receivables.

Concentrations

As at September 30, 2025, approximately 68.6% (March 31, 2025: 70.0%) of the Group’s trade receivable arose from 2 customers (March 31, 2025: 2 customers). In order to minimize the credit risk, the management has delegated a team responsible for determination of credit limits and credit approvals. Our accounts receivable is short term in nature and the associated risk is minimal. The Group conduct credit evaluations on our clients and generally do not require collateral or other security from such clients. The Group periodically evaluate the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Concentration of Revenue by Customers

For the six months ended September 30, 2025, the Company have 2 customers (September 30, 2024: 2 customers) accounted for 76.8% (September 30, 2024: 82.1%) of our total revenue. No other customer accounts for more than 10% of our revenue for the six months ended September 30, 2024 and 2025.

Cash and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and therefore credit risk is limited. The Company has adopted procedures in extending credit terms to customers and monitoring its credit risk. Credit evaluations are performed on customers requiring credit over a certain amount. Before accepting any new customer, the Company carries out research on the credit risk of the new customer and assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed when necessary.

The Company’s current credit risk grading framework comprises the following categories.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

28	CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

Category	Description	Basis of recognizing ECL
Low risk	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources.	Lifetime ECL – not credit-impaired
In default	There is evidence indicating the asset is credit-impaired.	Lifetime ECL – credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery.	Amount is written off

Impairment for trade receivables that do not contain a significant financing component are recognized based on the simplified approach within IFRS 9 using the lifetime expected credit losses.

The table below details the credit quality of the Company’s financial assets as well as maximum exposure to credit risk by credit risk rating grades:

Financial assets at amortized cost	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
		USD’000	USD’000	USD’000
As of March 31, 2025 (Audited)
Trade receivables	12-month ECL	7,833	(283)	7,550
Other receivables	12-month ECL	26	—	26
Amounts due from related parties	12-month ECL	235	—	235
		8,094	(283)	7,811

Financial assets at amortized cost	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
		USD’000	USD’000	USD’000
As of September 30, 2025 (Unaudited)
Trade receivables	12-month ECL	5,552	(279)	5,273
Other receivables	12-month ECL	64	—	64
Amounts due from related parties	12-month ECL	332	—	332
		5,948	(279)	5,669

No expected credit losses were recognized as the amounts were negligible.

At the end of the reporting period, the maximum exposure to credit risk of the Company is represented by the carrying amount of each class of financial assets recognized in the statements of financial position.

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

28	CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

(ii)	Liquidity risk management

In the management of the liquidity risk, the Company monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance its operations and mitigate the effects of fluctuations in cash flows.

The following table details the Company’s contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay.

	On demand or within 1 year	Over 1 year	Total undiscounted cash flow	Total carrying amount
	USD’000	USD’000	USD’000	USD’000
As of March 31, 2025 (Audited)
Trade and other payables	5,393	—	5,393	5,393
Amount due to a director	3	—	3	3
Amount due to a shareholder	52	—	52	52
Lease liabilities	473	1,419	1,892	1,681

	On demand or within 1 year	Over 1 year	Total undiscounted cash flow	Total carrying amount
	USD’000	USD’000	USD’000	USD’000
As of September 30, 2025 (Unaudited)
Trade and other payables	11,168	—	11,168	11,168
Lease liabilities	474	1,185	1,659	1,494

(iii)	Foreign currency risk management

The Company also transacts business in foreign currencies other than its functional currencies, as further disclosed below, and is therefore exposed to foreign exchange risk.

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Company’s functional currencies are as follows:

	As of March 31, 2025 (Audited)	As of September 30, 2025 (Unaudited)
	USD’000	USD’000
Euro	98	87
Hong Kong Dollar	82	69
Singapore Dollar	18	15

The following table details the sensitivity to a 5% increase and decrease in the related foreign currencies against the functional currency with all the other variables held constant. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates.

	As of March 31, 2025 (Audited)	As of September 30, 2025 (Unaudited)
	USD’000	USD’000
Euro	5	4
Hong Kong Dollar	4	3
Singapore Dollar	1	1

BRILLIA INC AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

29	RECONCILIATIONS OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

	As of March 31, 2025 (Audited)	As of September 30, 2025 (Unaudited)
	USD’000	USD’000
B/f	—	1,681
Cash flows:
– Payments of lease liabilities	(361)	(190)
– Payments of lease interests	(116)	(49)
Non-cash flows:
– Additions	2,043	—
– Interest expense	116	49
– Exchange differences	(1)	3
C/f	1,681	1,494

30	SEGMENTS OPERATIONS

An operation segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity whose operating results are reported to the Company’s chief operating decision maker (“CODM”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Company’s operates in a single business segment which is the business of providing management services for ladies’ intimates supply chain solution services. No operating segments have been aggregated to form the reportable operating segment.

Please refer to Note 19 Revenue for the disclosure of operating segment.

31	EVENTS SUBSEQUENT TO THE REPORTING PERIOD

The Group has assessed all subsequent events through [January 31], 2026, which is the date that these unaudited interim condensed financial statements are issued. There are no further material subsequent events that require disclosure in these unaudited interim condensed financial statements.